UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 001-33531

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00768M 10 3

(Check one):    ☒ Form 10-K                     ☐ Form 20 F                         ☐ Form 11 K                  ☐ Form 10-Q              ☐ Form N-SAR                         ☐ Form N-CSR

For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION AeroGrow International, Inc.
Full Name of Registrant N/A
Former Name if Applicable 6075 Longbow Dr. Suite 200
Address of Principal Executive Office (Street and Number) Boulder, Colorado, 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AeroGrow International, Inc. (the “Company) was not able to timely file its Annual Report on Form 10-K (the “2009 10-K”) for the fiscal year ended March 31, 2009 (“Fiscal 2009”) by June 29, 2009, the prescribed due date, because of recent developments related to the matter discussed below that the Company is in the process of addressing and which have diverted necessary resources from the completion of the 2009 10-K.

As of April 29, 2009, the Company entered into a forbearance agreement (the “Forbearance Agreement”) with FCC, LLC, d/b/a First Capital (“FCC”), under which FCC agreed to forbear its rights with respect to defaults by the Company under a Loan and Security Agreement (the “FCC Agreement”), dated June 23, 2008, between the Company and FCC, as amended, until June 30, 2009.  The Company has been in discussions with FCC regarding an amendment to the FCC Agreement to take effect upon the expiration of the Forbearance Agreement and expects to finalize an amendment with FCC shortly.  The discussions with FCC, subsequent negotiations, and documentation of the amendment have diverted necessary resources from the completion of the Company’s 2009 10-K.

The Company expects that its 2009 10-K will be filed within fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H. MacGregor Clarke	303	444-7755
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  ☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?     ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended March 31, 2009, we expect to report net sales of $37,449,868, a decrease of 2.4% from the fiscal year ended March 31, 2008.  The sales decrease reflected the impact of the sudden disruptions in the global credit markets, the decline in general economic activity, and the consequent decline in consumer spending that occurred in the second half of our fiscal year.  In the first half of the fiscal year (the six month period ended September 30, 2008), our sales increased almost 63.8% reflecting our greatly expanded distribution through our retailer customers; however, the sudden change in the economic environment resulted in our sales declining 34.6% in the second half of the fiscal year.  Our sales to retailers were also adversely impacted during the second half of the fiscal year by an unusually high level of sales allowances, totaling $2,077,622, that we recognized to reflect our cost of supporting discounting programs executed by some of our largest retailer customers.

We expect to report that our gross margin for the fiscal year ended March 31, 2009 was 36.7%, down from 40.1% in the prior year.  The reduction in margin reflected a number of factors including the $2,077,622 in unusual sales allowances (which reduced sales and gross profit), inventory reserves we established during the year totaling $391,490, and the increased percentage mix of our sales that came from our lower-margin international operations.  Partially offsetting these negative impacts were cost reductions we achieved in our manufacturing and distribution operations, most notably resulting from the opening of a company-operated distribution facility in Indianapolis, Indiana in July 2008.

We expect to report that operating expenses other than cost of revenue for the fiscal year ended March 31, 2009 decreased $1,811,487, or 7.3%, reflecting reduced spending in our sales and marketing operations and in our research and development operations.   In both cases, the declines reflected cost saving actions, including headcount reductions, taken in the second half of the fiscal year in response to the sudden decline in sales volume we experienced.  Offsetting the decline in sales and marketing and research and development expense was a year-over-year $958,663 increase in general and administrative expense.  This increase principally reflected severance expense of $362,271, amortization of debt issuance costs of $243,937, and a $414,831 increase in depreciation and amortization, partially offset by the net impact of cost reduction actions taken during the year.

We expect to report that other expense for the fiscal year ended March 31, 2009, principally interest expense, increased $646,870 to $1,089,889 from the prior fiscal year reflecting the higher proportion of debt in our capital structure during the year.  We expect to report that our net loss totaled $10,313,514 for the fiscal year ended March 31, 2009, which was $477,593 higher than the prior year as the increase in other expense more than offset the decline in our loss from operations.

Certain statements contained in this Form 12b-25 are forward looking.  Such statements are based on current expectations, estimates and projections about the Company's business.  Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Actual results could vary materially from the description contained herein due to many factors including continued market acceptance of the Company's products or the need to raise additional capital.  In addition, actual results could vary materially based on changes or slower growth in the indoor garden market; the potential inability to realize expected benefits and synergies; domestic and international business and economic conditions; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or technological changes; technological advances; shortages of manufacturing capacity; future production variables impacting excess inventory and other risk factors listed from time to time in the Company's Securities and Exchange Commission (SEC) filings under "risk factors" and elsewhere.  The forward-looking statements contained in this Form 12b-25 speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25.

AeroGrow International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2009
By: /s/ H. MacGregor Clarke
       H. MacGregor Clarke
       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).